July 26, 2007

Mail Stop 3561

Mr. Jeff Curran
Vice President and Comptroller
 TransAlta Corporation
110-12th Avenue S.W.
Box 1900, Station "M"
Calgary, Alberta, Canada
T2P 2M1

> **Re: TransAlta Corporation**
> **Form 40-F filed March 16, 2007**
> **File No. 001-15214**

Dear Mr. Curran:

      We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief